UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-30534

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R.M. DUNCAN SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 NORTH UNIVERSITY, SUITE 101
(No. and Street)

LITTLE ROCK	AR	72205
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randall Duncan	501.280.0200	rmduncan@rmds.biz
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC



OATH OR AFFIRMATION

I, Randall Duncan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of R.M. DUNCAN SECURITIES, INC., as of JUNE 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAN M. WHITE
Comm. No. 12371421
NOTARY
PUBLIC
My Comm. Exp. May 15, 2029
PULASKI CO., ARKANSAS

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R.M. Duncan Securities, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

for the Year-Ended June 30, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of R.M. Duncan Securities, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of R.M. Duncan Securities, Inc. (the "Company") as of June 30, 2022, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond

Fredericksburg, Texas
August 19, 2022

We have served as the R.M. Duncan Securities, Inc.'s auditor since June 30, 2019.


R.M. Duncan Securities, Inc.
Financial Statements
Statement of Financial Condition
As Of and for the Year Ended June 30, 2022


Assets

Current Assets

Cash	$	82,938
Accounts Receivable		16,086
Other Current Assets		30,398
Secured Demand Note		50,000
Prepaid Expenses		7,923
Total Current Assets		187,345

Fixed Assets

Furniture and Equipment		10,581
Less Accumulated Depreciation		(10,581)
		-
Total Assets	$	187,345

Liabilities & Equity
  Liabilities

Accounts Payable	$	385
Subordinated Loan (Secured Demand Note)		50,000
Other Current Liabilities		27,472 `
		77,857
Total Liabilities		77,857

Equity

Additional Paid-in Capital		-
Common Stock, No Par Value, 1,000 Shares		
Authorized, 100 Shares Issued and Outstanding		6,000
Retained Earnings (Deficit)		103,488
Total Equity		109,488
Total Liabilities & Equity	$	187,345


The accompanying notes are an integral part of these financial statements.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - R.M. DUNCAN SECURITIES, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY'S ACTIVITIES INCLUDE DIRECT PARTICIPATION PROGRAMS, PRIVATE PLACEMENTS, RETAILING OF CORPORATE SECURITIES OVER-THE-COUNTER, BROKERING OF U.S. GOVERNMENT SECURITIES, SOLICITING OF INSTITUTIONS AND RETAIL CLIENTS, AND WRITING OF PUTS AND CALLS AS A BROKER. THE COMPANY'S SECURITIES TRANSACTIONS ARE EXECUTED AND CUSTOMER ACCOUNTS ARE CARRIED ON A FULLY DISCLOSED BASIS WITH HILLTOP SECURITIES INCORPORATED.

b. CASH AND CASH EQUIVALENTS - FOR THE PURPOSES OF THE STATEMENT OF CASH FLOWS, THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - PROPRIETARY SECURITIES TRANSACTIONS IN REGULAR WAY TRADES ARE RECORDED ON THE TRADE DATE, AS IF THEY HAD SETTLED. PROFIT AND LOSS ARISING FROM ALL SECURITIES TRANSACTIONS ENTERED INTO FOR THE ACCOUNT AND RISK OF THE COMPANY ARE RECORDED ON A TRADE DATE BASIS. CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

MARKETABLE SECURITIES ARE VALUED AT MARKET VALUE, AND SECURITIES NOT READILY MARKETABLE ARE VALUED AT FAIR VALUE AS DETERMINED BY MANAGEMENT.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.

e. INCOME TAXES - THE COMPANY, WITH THE CONSENT OF ITS STOCKHOLDER, HAS ELECTED UNDER THE INTERNAL REVENUE CODE AND THE ARKANSAS STATE INCOME TAX LAWS TO BE AN S CORPORATION. IN LIEU OF CORPORATION INCOME TAXES, THE STOCKHOLDER OF AN S CORPORATION IS TAXED ON HIS/HER PROPORTIONATE SHARE OF THE COMPANY'S TAXABLE INCOME. THEREFORE, NO PROVISION OR LIABILITY FOR FEDERAL OR STATE INCOME TAXES HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS. THE FEDERAL INCOME TAX RETURNS OF THE COMPANY FOR 2020, 2019, and 2018 ARE SUBJECT TO EXAMINATION BY THE IRS, GENERALLY FOR THREE YEARS AFTER THEY WERE FILED.

f. ACCOUNTS RECEIVABLE – RECOGNITION OF BAD DEBT – THE COMPANY CONSIDERS ACCOUNTS RECEIVABLE TO BE FULLY COLLECTIBLE. UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS PLACED A $30,000 CLEARING DEPOSIT WITH HILLTOP SECURITIES INCORPORATED WHICH IS FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNT.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

i. CONCENTRATIONS OF CREDIT RISK - FINANCIAL INSTRUMENTS THAT POTENTIALLY EXPOSE THE ORGANIZATION TO CONCENTRATIONS OF CREDIT RISK ARE CASH EQUIVALENTS. CASH EQUIVALENTS ARE MAINTAINED AT HIGH-QUALITY FINANCIAL INSTITUTIONS AND CREDIT EXPOSURE IS LIMITED TO ANY ONE INSTITUTION. THE ORGANIZATION HAS NOT EXPERIENCED ANY LOSSES ON ITS CASH EQUIVALENTS. THE COMPANY IS ENGAGED IN VARIOUS TRADING AND BROKERAGE ACTIVITIES IN WHICH COUNTERPARTIES PRIMARILY INCLUDE BROKER-DEALERS, BANKS, AND OTHER FINANCIAL INSTITUTIONS. IN THE EVENT COUNTERPARTIES DO NOT FULFILL THEIR OBLIGATIONS, THE COMPANY MAY BE EXPOSED TO RISK. THE RISK OF DEFAULT DEPENDS ON THE CREDITWORTHINESS OF THE COUNTERPARTY OR ISSUER OF THE INSTRUMENT. IT IS THE COMPANY'S POLICY TO REVIEW, AS NECESSARY, THE CREDIT STANDING OF EACH COUNTERPARTY.

1. RECEIVABLE FROM AND PAYABLES TO BROKER AND CLEARING HOUSE

AMOUNTS RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE AT JUNE 30, 2022 CONSIST OF THE FOLLOWING:

AT JUNE 30, 2022:	RECEIVABLE	PAYABLE
PAYABLE TO CLEARING HOUSE	$	$ 0
RECEIVABLE FROM CLEARING HOUSE		16,086
TOTAL		$ 16,086

THE COMPANY CLEARS CERTAIN OF ITS PROPRIETARY AND CUSTOMER TRANSACTIONS THROUGH ANOTHER BROKER- DEALER ON A FULLY DISCLOSED BASIS. THE AMOUNT PAYABLE TO THE CLEARING HOUSE RELATES TO THE AFOREMENTIONED TRANSACTIONS AND IS COLLATERALIZED BY SECURITIES OWNED BY THE COMPANY.

2. SUBORDINATED BORROWINGS

THE BORROWINGS UNDER SUBORDINATION AGREEMENTS CONSISTED OF THE FOLLOWING:

4.00% NOTE PAYABLE TO REVA L. DUNCAN, PAYABLE IN ANNUAL INSTALLMENTS OF INTEREST, SECURED BY PLEDGED UNITED STATES TREASURY NOTES AS DEFINED IN THE COLLATERAL AGREEMENT, DUE ON JUNE 8, 2023.

$ 50.000

THE SUBORDINATED BORROWINGS ARE WITH REVA L. DUNCAN AND ARE AVAILABLE IN COMPUTING NET CAPITAL UNDERTHE SEC'S UNIFORM NET CAPITAL RULE. TO THE EXTENT THAT SUCH BORROWINGS ARE REQUIRED FOR THE COMPANY'S CONTINUED COMPLIANCE WITH MINIMUM NET CAPITAL REQUIREMENTS, THEY MAY NOT BE REPAID.

3. LONG TERM DEBT

ON MARCH 30, 2021 THE COMPANY RECEIVED LOAN PROCEEDS IN THE AMOUNT OF $43,002 AND BEARS INTEREST AT A RATE OF 1% PER ANNUM UNDER THE PAYCHECK PROTECTION PROGRAM (“PPP”). THE PPP, ESTABLISHED AS PART OF THE CORONAVIRUS AID, RELIEF AND ECONOMIC SECURITY ACT (“CARES ACT”), PROVIDES FOR LOANS TO QUALIFYING BUSINESSES FOR AMOUNTS UP TO 2.5 TIMES OF THE AVERAGE MONTHLY PAYROLL EXPENSES OF THE QUALIFYING BUSINESS. THE LOANS AND ACCRUED INTEREST ARE FORGIVABLE AFTER EIGHT WEEKS AS LONG AS THE BORROWER USES THE LOAN PROCEEDS FOR ELEGIBLE PURPOSES, INCLUDING PAYROLL, BENEFITS, RENT AND UTILITIES, AND MAINTAINS ITS PAYROLL LEVELS. ON NOVEMBER 15, 2021, THE COMPANY OBTAINED FULL FORGIVENESS ON THE LOAN AND INTEREST DUE. THE FORGIVENESS OF THE LOAN AND INTEREST IS RECOGNIZED AS OTHER INCOME IN THE AMOUNT OF $43,002.

4. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $100,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITALNOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT JUNE 30, 2022 WAS $151,565, AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .1838 TO 1.

5. RELATED PARTY TRANSACTIONS

THE COMPANY RENTED OFFICE SPACE FROM R.M. DUNCAN CONSULTING GROUP, LLC, OF WHICH THE GENERAL PARTNER IS ALSO THE PRESIDENT OF R.M. DUNCAN SECURITIES, INC.. THE COMPANY PAID $29,628 IN 2022 FOR RENT.

THE COMPANY EARNED NO GROSS COMMISSIONS ON TRADES EXECUTED FOR RELATIVES OF OFFICERS OF THE CORPORATION AND OTHER RELATED ENTITIES. ONLY TICKET CHARGES WERE COLLECTED FOR SUCH TRANSACTIONS.

THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. SERVES AS THE MANAGER OF EMINENCE ENERGY RESOURCES, LLC WHICH OWNS A 40% INTEREST OF WARRIOR EXPLORATION & PRODUCTION, LLC. DURING 2022, THE COMPANY RECEIVED COMMISSIONS OF APPROXIMATELY $60,000 FOR THE PRIVATE PLACEMENT OF DEBT SECURITIES FROM WARRIOR EXPLORATION & PRODUCTION, LLC.

6. COMMITMENTS

AS OF JUNE 30, 2022, THE COMPANY HAD NO OTHER COMMITMENTS OR CONTINGENCIES.

7. CONTINGENCIES

THERE ARE CURRENTLY NO ASSERTED CLAIMS OR LEGAL PROCEEDINGS AGAINST THE COMPANY, HOWEVER, THE NATURE OF THE COMPANY'S BUSINESS SUBJECTS IT TO VARIOUS CLAIMS, REGULATORY EXAMINATIONS, AND OTHER PROCEEDINGS IN THE ORDINARY COURSE OF BUSINESS. THE ULTIMATE OUTCOME OF ANY SUCH ACTION AGAINST THE COMPANY COULD HAVE AN ADVERSE IMPACT ON THE FINANCIAL CONDITION, RESULTS OF OPERATIONS, OR CASH FLOWS OF THE COMPANY.

8. RENT

THE RENT EXPENSE FOR THE YEAR WAS $29,628; THE AMOUNT PAID WAS FOR THE LEASE ON THE OFFICE SPACE AND PARKING.

9. MAJOR CUSTOMER

REVENUE FROM TWO CUSTOMERS APPROXIMATED $218,611 OR 61.65% OF TOTAL REVENUES FOR THE YEAR ENDED JUNE 30, 2022.

10. REVENUE RECOGNITION

THE COMPANY ADOPTED ASU 2014-09, REVENUE FROM CONTRACTS WITH CUSTOMERS, (CODIFIED IN ASC 606). THE COMPANY RECOGNIZES REVENUE WHERE SERVICES ARE RENDERED. REVENUE IS RECOGNIZED BASED ON THE AMOUNT OF CONSIDERATION THAT MANAGEMENT EXPECTS TO RECEIVE IN EXCHANGE FOR THESE SERVICES IN ACCORDANCE WITH THE TERMS OF THE CONTRACT WITH THE CLIENT. TO DETERMINE THE AMOUNT AND TIMING OF REVENUE RECOGNITION, THE COMPANY MUST (1) INDENTIFY THE CONTRACT WITH THE CLIENT, (2) IDENTIFY THE PERFORMANCE OBLIGATIONS IN THE CONTRACT, (3) DETERMINE THE TRANSACTION PRICE, (4) ALLOCATE THE TRANSACTION PRICE TO THE PERFORMANCE OBLIGATIONS IN THE CONTRACT, AND (5) RECOGNIZE REVENUE WHEN THE COMPANY SATISFIES A PERFORMANCE OBLIGATION.

REVENUE FROM CONTRACTS WITH CUSTOMERS INCLUDES COMMISSIONS FROM RETAIL, INSTITUTIONAL MUTUAL FUNDS AND BROKER/DEALER CLIENTS, AND IS RECOGNIZED WHEN PROMISED GOODS OR SERVICES ARE DELIVERED TO THE CLIENT IN AN AMOUNT THE COMPANY EXPECTS TO RECEIVE IN EXCHANGE FOR THOSE GOODS OR SERVICES (I.E., THE TRANSACTION PRICE). THE RECOGNITION AND MEASUREMENT OF REVENUE IS BASED ON THE ASSESSMENT OF INDIVIDUAL CONTRACT TERMS. COMMISSIONS AND RELATED CLEARING EXPENSES ARE RECORDED ON THE TRADE DATE. THE COMPANY BELIEVES THAT THE PERFORMANCE OBLIGATION IS SATISFIED ON THE TRADE DATE BECAUSE THAT IS WHEN THE UNERLYING FINANCIAL INSTRUMENT OR PURCHASER IS IDENTIFIED, THE PRICING IS AGREED UPON AND THE RISKS AND REWARDS OF OWNERSHIP HAVE BEEN TRANSFERRED TO/ FROM THE CUSTOMER.

THERE WERE NO UNSATISFIED PERFORMANCE OGLIGATIONS AF OF JUNE 30, 2022.

11. RECENT ACCOUNTING PRONOUNCEMENTS
IN FEBRUARY 2016, THE FASB ESTABLISHED TOPIC 842, LEASES, BY ISSUING ACCOUNTING STANDARDS UPDATE NO. 2016-02, WHICH REQUIRES LESSORS TO CLASSIFY LEASES AS SALES-TYPE, DIRECT FINANCING, OR OPERATING LEASE. TOPIC 842 WAS SUBSEQUENTLY AMENDED BY ASU NO. 2018-01, LAND EASEMENT PRACTICAL EXPEDIENT FOR TRANSITION TO TOPIC 842; ASU NO. 2018-10, CODIFICATION IMPROVEMENTS TO TOPIC 842; AND ASU NO. 2018-11, TARGETED IMPROVEMENTS. THE NEW STANDARD IS EFFECTIVE FOR THE COMPANY ON JANUARY 1, 2022, WITH EARLY ADOPTION PERMITTED. THE COMPANY EXPECTS TO ADOPT THE NEW STANDARD ON ITS EFFECTIVE DATE. A MODIFIED RETROSPECTIVE TRANSITION APPROACH IS REQUIRED, APPLYING THE NEW STANDARD TO ALL LEASES EXISTING AT THE DATE OF INITIAL APPLICATION. AN ENTITY MAY CHOOSE TO USE EITHER (1) ITS EFFECTIVE DATE OR (2) THE BEGINNING OF THE EARLIEST COMPARATIVE PERIOD PRESENTED IN THE FINANCIAL STATEMENTS AS ITS DATE OF INITIAL APPLICATION. IF AN ENTITY CHOOSES THE SECOND OPTION, THE TRANSITION REQUIREMENTS FOR EXISTING LEASES ALSO APPLY TO LEASES ENTERED INTO BETWEEN THE DATE OF INITIAL APPLICATION AND THE EFFECTIVE DATE. THE ENTITY MUST ALSO RECAST ITS COMPARATIVE PERIOD FINANCIAL STATEMENTS AND PROVIDE THE DISCLOSURES REQUIRED BY THE NEW STANDARD FOR THE COMPARATIVE PERIODS. THE COMPANY EXPECTS TO ADOPT THE NEW STANDARD ON JANUARY 1, 2022 AND USE THE EFFECTIVE DATE AS OUR DATE OF INITIAL APPLICATION. CONSEQUENTLY, FINANCIAL INFORMATION WILL NOT BE UPDATED AND THE DISCLOSURES REQUIRED UNDER THE NEW STANDARD WILL NOT BE PROVIDED FOR DATES AND PERIODS BEFORE JANUARY 1, 2022.
THE NEW STANDARD PROVIDES A NUMBER OF OPTIONAL PRACTICAL EXPEDIENTS IN TRANSITION. THE COMPANY EXPECTS TO ELECT THE 'PACKAGE OF PRACTICAL EXPEDIENTS', WHICH PERMITS US NOT TO REASSESS UNDER THE NEW STANDARD OUR PRIOR CONCLUSIONS ABOUT LEASE IDENTIFICATION, LEASE CLASSIFICATION AND INITIAL DIRECT COSTS. THE COMPANY DOES NOT EXPECT TO ELECT THE USE-OF-HINDSIGHT OR THE PRACTICAL EXPEDIENT PERTAINING TO LAND EASEMENTS; THE LATTER NOT BEING APPLICABLE TO US.
THE COMPANY CONTINUES TO EVALUATE CERTAIN ASPECTS OF THE NEW STANDARD, AND DOES NOT EXPECT THE NEW STANDARD TO HAVE A MATERIAL EFFECT ON THE FINANCIAL STATEMENTS OR HAVE A SIGNIFICANT CHANGE IN LEASING ACTIVITIES BETWEEN NOW AND ADOPTION.

12. SUBSEQUENT EVENTS
THE COMPANY EVALUATED THE EVENTS AND TRANSACTIONS SUBSEQUENT TO ITS JUNE 30, 2022 BALANCE SHEET DATE IN ACCORDANCE WITH FASB ASC 855-10-50 AND DETERMINED THAT THERE WERE NO SIGNIFICANT EVENTS TO REPORT THROUGH AUGUST 19, 2022 WHICH IS THE DATE THE COMPANY'S FINANCIAL STATEMENTS WERE AVAILABLE FOR ISSUE.